[LETTER HEAD OF DELOITTE & TOUCHE]

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To the Supervisory Board and Management
Board of Benckiser N.V.:


Date                                    Reference
May 13, 1999                            A. Sandler

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement (No. 33-08108) of Benckiser N.V. ("Benckiser") on Form S-8 of our report dated February 23, 1999, appearing in the Annual Report on Form 20-F of Benckiser for the year ended December 31, 1998.


/s/ Deloitte & Touche
Registeraccountants